QuickLinks -- Click here to rapidly navigate through this document

FORM OF PROXY
SOLICITED BY THE MANAGEMENT OF IAMGOLD CORPORATION
FOR USE AT THE SPECIAL MEETING OF THE SHAREHOLDERS
TO BE HELD ON DECEMBER 7, 2004

The undersigned shareholder(s) of IAMGold Corporation ("IAMGold") hereby appoint(s) William D. Pugliese, Chairman and a director of IAMGold or, failing him, Joseph F. Conway, President, Chief Executive Officer and a director of IAMGold or, instead of either of the foregoing,                                    , as the nominee and proxy of the undersigned, with full power of substitution, to attend, act for and on behalf of and vote all of the common shares of IAMGold registered in the name of the undersigned on behalf of the undersigned at the special meeting (the "IAMGold Meeting") of the shareholders of IAMGold to be held on Tuesday, December 7, 2004 and at any adjournment or postponement thereof.

The undersigned specifies that all of the common shares of IAMGold owned by him and represented by this form of proxy shall be:

(a)
VOTED FOR    / /    or AGAINST    / /    the resolution (the "Share Issue Resolution") to approve the issue of common shares of IAMGold to Gold Fields Limited ("Gold Fields") and its affiliates in connection with the acquisition by IAMGold of the assets of Gold Fields' subsidiaries located outside of the Southern African Development Community (the "Transaction"), as more particularly described in the accompanying management information circular;

(b)
VOTED FOR    / /    or AGAINST    / /    the resolution authorizing IAMGold, if the Share Issue Resolution is passed, to execute and deliver an anti-dilution agreement with Gold Fields and authorizing IAMGold and its subsidiaries to issue securities to Gold Fields and its affiliates from time to time pursuant to the anti-dilution rights granted thereunder to Gold Fields, as more particularly described in the accompanying management information circular;

(c)
VOTED FOR    / /    or AGAINST    / /    the special resolution authorizing IAMGold, if the Share Issue Resolution is passed, to amend its articles to change the name of IAMGold to "Gold Fields International Limited", as more particularly described in the accompanying management information circular;

(d)
VOTED FOR    / /    or AGAINST    / /    the resolution approving an increase, if the Share Issue Resolution is passed, in the number of common shares of IAMGold which may be issued pursuant to the share incentive plan of IAMGold, as more particularly described in the accompanying management information circular;

(e)
VOTED FOR    / /    or AGAINST    / /    the resolution confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold, as more particularly described in the accompanying management information circular;

(f)
VOTED FOR    / /    or AGAINST    / /    the confirmation of the appointment, conditional upon the completion of the Transaction, of PricewaterhouseCoopers LLP as the auditor of IAMGold, as more particularly described in the accompanying management information circular; and

(g)
VOTED on such other business as may properly come before the IAMGold Meeting or any adjournment or postponement thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the notice of the IAMGold Meeting are proposed at the IAMGold Meeting or any adjournment or postponement thereof or if any other matter properly comes before the IAMGold Meeting or any adjournment or postponement thereof, this proxy confers discretionary authority upon the person named herein to vote on such amendments or variations or such other matters according to the judgement of the person voting the proxy at the IAMGold Meeting or any adjournment or postponement thereof.

DATED this day of , 2004.
Signature of Shareholder (please sign exactly as your name appears on this form of proxy)
Name of Shareholder (Please Print)
Number of common shares of IAMGold represented by this proxy

PLEASE SEE NOTES ON REVERSE

Notes:

1.
This form of proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, this form of proxy must be executed by an officer or attorney thereof properly authorized.

2.
A shareholder has the right to appoint a person or company (who need not be a shareholder) other than the persons designated herein to attend and act for such shareholder and on such shareholder's behalf at the IAMGold Meeting or any adjournment or postponement thereof. Such right may be exercised by either striking out the names of the persons designated herein and inserting in the blank space provided for that purpose the name of the desired person or company or by completing another form of proxy and, in either case, delivering the completed and executed proxy to Computershare Trust Company of Canada, the registrar and transfer agent for the common shares of IAMGold, at its address indicated below, no later than 2:00 p.m. (Toronto time) on December 3, 2004 or, in the case of any adjournment or postponement of the IAMGold Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed IAMGold Meeting.

3.
The common shares of IAMGold represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and where a choice is specified, the shares shall be voted accordingly. Where no choice is specified for the matters referred to in items (a) through (f) herein, the shares shall be VOTED FOR the matters referred to in such items.

4.
Proxies to be used at the IAMGold Meeting must be received by Computershare Trust Company of Canada, the registrar and transfer agent for the common shares of IAMGold, at its address indicated below, no later than 2:00 p.m. (Toronto time) on December 3, 2004 or, in the case of any adjournment or postponement of the IAMGold Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed IAMGold Meeting.

5.
Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed to the shareholder.

6.
This proxy is only valid in respect of the IAMGold Meeting or any adjournment or postponement thereof.

7.
If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy in the envelope provided for that purpose, to IAMGold's registrar and transfer agent:

Computershare Trust Company of Canada
Attention: Proxy Department
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1
Fax No.: 1-888-249-7775 or 416-263-9524

QuickLinks

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF IAMGOLD CORPORATION FOR USE AT THE SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON DECEMBER 7, 2004